UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Barrick Gold Corporation

B.	(1)	This is [check one]:

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	Barrick Gold Corporation

	Form type:	Registration Statement on Form F-10

	File Number (if known):	333-216099

	Filed by:	Barrick Gold Corporation

	Date filed (if filed concurrently, so indicate):	February 16, 2017 (filed concurrently)

D.

The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

Canada

Telephone: (416) 861-9911

E.

The Filer designates and appoints CT Corporation System (the “Agent”), located at:

Northeast Team 1

New York Corporate Service Center

111 Eighth Avenue, 13th Floor

New York, NY 10011

Phone: (212) 590-9331

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission; and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on February 16, 2017 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada, this 16th day of February, 2017.

BARRICK GOLD CORPORATION

By:	/s/ Richie Haddock
	Name:	Richie Haddock
	Title:	Senior Vice-President and General Counsel

BARRICK GOLD CORPORATION

By:	/s/ Dana Stringer
	Name:	Dana Stringer
	Title:	Vice-President, Corporate Secretary and Associate General Counsel

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT CORPORATION SYSTEM as agent for Service of Process for Barrick Gold Corporation

By:	/s/ James Halpin
	Name:	James Halpin
	Title:	Assistant Secretary
	Date:	February 7, 2017